Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard Introduces Stationary Fuel Cell Power Generator for Telecommunications and UPS Markets

For Immediate Release – August 18, 2003

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today introduced the Nexa® RM Series, its hydrogen fueled stationary fuel cell power generator. Developed to meet the needs of the uninterruptible power system (UPS) and telecommunications power markets, the Nexa® RM Series is based on the technology developed from Ballard’s first commercial fuel cell product – the Nexa® power module. The Nexa® RM Series is modular and its power output is scalable in 1 kW increments to meet individual customer requirements.

Ballard has delivered Nexa® RM systems for utility and server room UPS field trials and has scheduled deliveries for telecommunications field trials before year-end. The goal of these field trials is to demonstrate, at Ballard customers’ facilities, the benefits of fuel cell technology over incumbent technology, and to develop Ballard’s Nexa® RM Series as the preferred, premium backup power product for mission critical applications.

“The Nexa® RM Series is ideally suited for high value power protection markets,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “The reliability and durability of our Nexa® power module, along with extended run capability during lengthy blackout periods and the environmental benefits of zero emissions, make the Nexa® RM Series a compelling choice for telecommunications, UPS and other emergency backup power applications. The scalability of the product in 1 kW increments provides the versatility to meet application specific load requirements across the power range. For telecom, the typical application is in the range of 5 kW to 20 kW.”

The scalable Nexa® RM Series has been designed for industry-standard 19-inch rack mounting. The system includes electrical connections, an exhaust system and safety features along with N+1 redundancy capability for specific market requirements. Hydrogen fuel for the Nexa® RM Series is available from existing hydrogen gas suppliers. Additional information regarding this product is available on the Ballard web site at www.ballard.com.

MGE UPS Systems Inc. (MGE), distributor and authorized service provider for Ballard’s AirGen™ fuel cell generator, will also partner with Ballard to distribute and service the Nexa® RM Series.

“We see strong potential for fuel cell systems in mission critical applications where long back-up times are required,” said Jack Pouchet, MGE’s Director of Marketing. “MGE will conduct UPS field trials using our existing conventional powered products integrated with Ballard’s Nexa® RM Series cells. It is our intention to include Ballard® fuel cells in our 2004 product line.”

Nexa® RM Series prototype systems are now available for sale for additional field trials. Ballard plans to bring production units of Nexa® RM Series to the market in 2004 upon completion of the ongoing field trials.

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Debby Harris t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

MGE is a world leader in providing high quality power solutions that increase power availability and system uptime to PCs and enterprise-wide networks, mission-critical telecommunication systems, and industrial/manufacturing processes. MGE’s comprehensive product offering includes UPSs, inverters, rectifiers, power management software, active harmonic conditioners, and surge suppressors that provide MGE’s customers with end-to-end infrastructure solutions. With its Total Quality Management and MGE PowerServices™ programs, supported by a network of 900 service specialists in 170 centers worldwide, MGE’s customers are assured of the highest-level of quality and service throughout the complete life-cycle of their installations.

With U.S. headquarters in Costa Mesa, Calif., MGE is able to deliver the latest in innovative solutions around-the-globe. To learn more about MGE’s power protection, conversion and distribution solutions, visit MGE’s Web site at: www.mgeups.com.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles, power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, Mitsubishi, Nissan, Volkswagen, Yamaha and Cinergy, among others.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc. AirGen is a trademark of Ballard Power Systems Inc.